November 24, 2004


Via Facsimile and U.S. Mail

John R. Leekley
Senior Vice President and General Counsel
Masco Corporation
21001 Van Born Road
Taylor, MI 48180


      Re:	Masco Corporation
      	Form S-4 filed on November 12, 2004
      	File No. 333-120452

      	Schedule TO-I filed on November 15, 2004
      	File No. 5-10569

Dear Mr. Leekley:

	This is to advise you that the staff has reviewed only those portions of the above filings that relate to the application of the tender offer rules to the terms of the exchange offer. We have the following comments in that regard. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note that the terms of the new notes are substantially similar to those of the old notes, except that you have changed the conversion feature so that Masco may account for the new notes under the treasury stock method (but carry over the holding period for the old notes). If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering.

Registration Statement Cover Page
2. Please specify the amount of common stock issuable upon conversion of the new securities in the calculation of registration fee table and include this amount on the cover page of the prospectus.

3. Please register the rights that would be attached to shares of common stock issuable upon conversion of the new securities.
Ensure
that counsel`s legality opinion covers the enforceability of the company`s obligations under the rights as well.

Summary, page 2

4. We note your disclosure that the tax consequences of the exchange are unclear. Please disclose the name of any tax counsel from whom you have sought an opinion, or whose advice you have relied upon.

Material Differences Between the Old Notes and New Notes, page 4

5. Revise this section to include information about when the Old
Notes were issued, and their maturity date.

Forward-Looking Information, page 15

6. The last sentence in the first paragraph of this section appears to be inconsistent with your obligation to update information presented in the offer materials, should that information change materially. See Rule 13e-4(c)(3). Please revise.

The Exchange Offer, page 21

Purpose of the Exchange Offer, page 21

7. Please revise to indicate why you are seeking to undertake the exchange offer at this time as opposed to other times since the issuance of the old notes.

8. Please revise in the second to last bulleted paragraph on page
21
to indicate that the unaccepted notes will be returned "promptly" and not "promptly as practicable." You will also need to revise similar disclosure on page 25.

Important Reservation of Rights Regarding the Exchange Offer, page
22

9. We note your disclosure in the third bulleted paragraph that you reserve the "absolute right to waive any defects or irregularities or conditions...including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer." Please revise this sentence to clarify that if you waive a condition to the offer that you waive it for all shareholders. Please make a similar revision to Instruction 7 of the Letter of Transmittal. See Rule 13e-4(f)(8).

Conditions to the Exchange Offer, page 22

10. The first condition states that you may determine in your "sole discretion" whether the offer condition has occurred. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer condition in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

11. All offer conditions must be clearly set forth in the offer to exchange so that a shareholder can reasonably determine whether a condition has been "triggered." In this regard, it is not clear what the contemplated benefits of your offer are (see the first condition appearing at the top of page 23). Please expand to describe them.

Acceptance of Old Notes for Exchange; Delivery of New Notes, page
25

12. We note your disclosure in the last bulleted paragraph about terminating the offer in your "sole discretion." Please revise to confirm that Masco does not intend to terminate the offer for any reason other than what has been expressed in the conditions section.
The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.

Withdrawal Rights, page 26

13. Please revise to disclose the withdrawal rights that are available to holders pursuant to Rule 13e-4(f)(2)(ii).

Fees and Expenses, page 27

14. It appears that you will pay soliciting dealer fees or commissions based on the number of securities tendered into this exchange offer. Please be aware that we object to such fees as a violation of Rule 13e-4(f)(8)(ii) when paid for securities tendered for the dealer manager`s own account.

Material United States Tax Consequences, page 50

15. Given that you have obtained a tax opinion, please revise the prospectus` tax discussion to identify tax counsel and to state that the discussion is counsel`s opinion.

16. Revise this section and the Risk Factors section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences "should" be or "are more likely than not" to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. Finally, revise the risk factor on page 14 to clarify the risks involved in this uncertainty. Currently, the risk factor does not specify the potentially negative tax consequences of the transaction.

Signatures

17. Please revise to identify your chief accounting officer.

Exhibit 99.1 - Letter of Transmittal

18. Your letter improperly asks security holders to acknowledge that they have "read...all of the terms of the Exchange Offer." Please revise to delete the requirement that security holders certify that they have "read" the offer terms. Alternatively, amend the letter to include a legend in bold typeface that indicates the company does not view the certification made by security holders that they have read the offering materials as a waiver of liability and that the company promises not to assert that this acknowledgement constitutes a waiver of liability.

SCHEDULE TO

19. Please revise Item 10 to include the information required by Item
1010(c) of Regulation M-A.

Form T-1

20. Exhibit 6 refers to an indenture between Argosy Gaming Company and J.P. Morgan Trust Company. Please revise to reflect the indenture with Masco Corporation or advise us supplementally.



Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Lesli Sheppard at (202) 942-1887 or,
in her absence, Chris Edwards at (202) 942-2842 or Julia Griffith, Special Counsel, Office of Mergers and Acquisitions, at (202) 942-1762. You may also call the undersigned Assistant Director at
(202)
942-1950, who supervised the review of your filing.



Sincerely,



Pamela A. Long
Assistant Director

cc:	Bruce K. Dallas, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, VA 94025
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John R. Leekley
Masco Corporation
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE